FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GRUPO PÃO DE AÇÚCAR LAUNCHES PURCHASING GROUP
Pilot project is executed in partnership with União Brasil

(São Paulo, October 22, 2007) In a strategic movement, the Grupo Pão de Açúcar is announcing a partnership with União Brasil and starting its pilot project of activity inside the Purchasing Group segment.

Without the need for investments in assets, the company will make use of its commercial and logistics knowledge with the objective of increasing its profitability by means of the retail segment that grows the most in Brazil: smaller stores, with up to ten checkouts, which are supplied by means of Purchasing Groups.

As a result, the operation will allow Grupo Pão de Açúcar to add value to its business and to advance in a market of major potential. The segment of indirect sales exhibits high growth rates. According to the latest study about the topic carried out by the Brazilian Association of Supermarkets (Abras) in 2005, considering just the companies registered with the entity, the Purchasing Group segment earned R$ 14.2 billion, up 13% over the previous year; in the same period, the food self-service segment grew 7.8% . This figure is even higher when we consider the other companies not registered at Abras. It is estimated that all Purchasing Groups in Brazil recorded a turnover of R$ 17 billion in 2005, an increase of 18% in comparison with 2004.

Under the agreement, Grupo Pão de Açúcar, which already operates with different store formats - supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), hypermarkets (Extra), convenience stores (Extra Fácil) and the chain of stores specialized in electro-electronic goods (Extra Eletro), besides operations on the Internet -, will be able to get to know a new business segment and new markets where it is not yet present, as is the case of the state of Espírito Santo, where the pilot project will be executed.

For União Brasil and affiliated companies, the partnership will also contribute with higher profits, besides permitting the reduction and rationalization of costs. “In addition to the advantages brought to the Group, the agreement will also add value to small retailers, which can utilize the commercial gains due to the large volumes that we trade with and differentiated assortment. To the industry, this process represents a strong channel for the commercialization of its products”, declares Ramatis Rodrigues, chief commercial officer of food of the Grupo Pão de Açúcar. “It is a win-win situation, with advantages for all those involved and especially for the consumer, who benefits from the entire system”, he concludes.

This type of operation, where large supermarkets supply small ones, is already adopted in other countries with tremendous success. According to the superintendent of União Brasil Supermercados Associados and of Multi Show Supermercados Associados, João Francisco de Pinedo Kasper, “this change will provoke gradual reduction in the final price of products to the consumer, around 5%, and an increase of 20% in the turnover of storeowners”. Furthermore, other advantages indicated by Pinedo include greater variety of merchandise and the end “out of stock” of products at stores that currently compromises 8% of the sales of small retailers.

The Grupo Pão de Açúcar has formed an exclusive team for deployment of the Purchasing Group project and for eighteen months now has been analyzing the best opportunities of operating the format in such a way as to add value to the company’s main business: retail.

After analyzing different operations and possible partners, the project designed by the retailer is based on a joint venture with an already highly esteemed purchasing group, União Brasil, a federation that encompasses two Purchasing Groups, in the states of Rio de Janeiro and Espírito Santo, and another three independent chains (Mato Grosso, Minas Gerais and Pernambuco, with 203 affiliated stores and annual turnover above R$ 1.6 billion. The factors that defined the format and partner include:

  the know-how and recognition of União Brasil, which has been operating in this market for three years with a strong portfolio of customers already formed and in Brazil is the representative of IGA (Independent Grocers Alliance) – an international entity that has grouped more than 4000 stores, in 40 countries, for 81 years;
  the pilot project is geared toward the state of Espírito Santo, which in turn is located close to a Distribution Center of the Grupo Pão de Açúcar, in Rio de Janeiro, facilitating the management of the entire supply and logistics chain;
  the partner’s performance in the market of Espírito Santo will enable the retail company to get to know new markets.

In this initial stage, the partnership will exclusively cater to Multishow (a purchasing group affiliated to União Brasil), with 52 member stores and an annual turnover of R$ 200 million. The expectation of the agreement is that in six months time, 70% of the grocery products sold by Multishow will be supplied by the Grupo Pão de Açúcar. The other 30% basically refer to products of regional suppliers, which are marketed directly by União Brasil.

The initial revenues of the Purchasing Group of the Grupo Pão de Açúcar is estimated at R$ 3 million/month and should double after the first half of 2008. By the end of the next year, the amount traded should be equivalent to the average of a hypermarket store. “The great opportunity is that in this format we do not have any investment in assets or operation and there is enormous growth potential”, rejoices Rodrigues.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 23 , 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.